#BHP

News Release

Release Time IMMEDIATE

Date 27 September 2000

Number 90/00

BHP RELEASES RE-STATED FIVE-YEAR FINANCIAL SUPPLEMENT

The Broken Hill Proprietary Company Limited (BHP) today released a five-year financial statistical supplement, presenting the Company's financial results restated to a 30 June year end covering the years 1996 to 2000. The supplement is available in Australian and US dollar formats.

The supplement is available at the following web address: http://www.bhp.com/default.asp?page=2

****

Further news and information can be found on our internet site: http://www.bhp.com.

Contact:

 MEDIA RELATIONS
 Mandy Frostick
Manager Media Relations
Ph: 61 3 9609 4157
Mobile 61 419 546 245

INVESTOR RELATIONS
Andrew Nairn
Senior Business Analyst
Ph: 61 3 9609 3952
Mobile 61 408 313 259

Candy Ramsey
BHP Investor Relations Houston
Tel: (713) 961-8640

The Broken Hill Proprietary Company Limited A B N 49 004 028 077

BHP Tower 600 Bourke Street Melbourne Vic 3000

(GPO Box 86A Melbourne VIC 3001 Australia)

Telephone 61 3 9609 3333 Facsimile 61 3 9609 3015

5 Year Statistical Supplement

Years ended 30 June 1996 - 2000

#BHP

This document includes selected financial information restated on a 30 June basis, which has not been subject to audit review. The purpose of making such restated data available to the market is to provide data which will be comparable in all material respects with future results to be disclosed on a 12 months to 30 June basis.

All data presented has been prepared in accordance with Australian generally accepted accounting principles and accounting policies applying to each period, except for year ended 30 June 1996 & 1997 which have been restated to reflect adoption of AASB 1033: Presentation and Disclosure of Financial Instruments. Adoption of this standard resulted in certain redeemable preference shares which exhibited the characteristics of liabilities being reclassified from outside equity interests to borrowings.

This information can be accessed on BHP's Internet site www.bhp.com

The Broken Hill Proprietary Company Limited

ABN 49 004 028 077

Registered office

45th Floor BHP Tower - Bourke Place

600 Bourke Street Melbourne Australia

	#BHP
	Five Year Performance

	Years ended 30 June		2000	1999	1998	1997	1996
	Profit and loss statistics
	Operating revenue	A$ million	21 953	22 019	23 192	23 790	19 941
	Sales	A$ million	19 872	19 287	21 285	20 829	19 240
	Operating profit/(loss) after income tax, attributable to members of the BHP Entity
	- excluding abnormal items	A$ million	1 986	378	1 258	1 361	1 283
	- including abnormal items	A$ million	1 581	(2 299)	(1 591)	458	971
	Earnings per share (a)
	- excluding abnormal items	cents	112.2	21.8	74.2	82.9	79.8
	- including abnormal items	cents	89.3	(132.5)	(93.8)	27.9	60.4
	Return on shareholders' equity (b)
	- excluding abnormal items	%	19.2	4.2	10.6	10.5	10.2
	- including abnormal items	%	15.3	(25.3)	(13.4)	3.5	7.7
	Return on capital (c)
	- excluding abnormal items	%	12.0	3.3	6.3	7.0	6.7
	- including abnormal items	%	10.0	(7.5)	(4.0)	3.7	5.4
	EBIT interest cover (d)
	- excluding abnormal items	times	5.2	1.8	2.9	3.3	3.7
	- including abnormal items	times	3.3	(1.6)	(0.4)	2.3	3.1
	EBITDA interest cover (e)
	- excluding abnormal items	times	8.3	4.2	5.2	5.4	6.0
	- including abnormal items	times	6.5	0.9	1.9	4.4	5.5
	Balance sheet statistics
	Total assets	A$ million	29 344	31 800	37 678	36 768	35 236
	Total liabilties	A$ million	18 339	22 015	24 981	22 996	21 910
	Shareholders' equity attributable to members of the BHP Entity	A$ million	10 353	9 090	11 860	12 952	12 639
	Gearing ratio (f)%		42.7	53.7	53.2	48.8	43.5
	Net tangible assets per share
	- at year end adjusted for bonus issue	A$	5.74	5.08	6.67	7.55	7.52
	Cash flow statistics
	Operating cash flows before income tax	A$ million	4 278	4 527	3 812	4 584	4 311
	Income tax paid	A$ million	(636)	(647)	(514)	(1 011)	(789)
	Fixed Asset, Investment and Exploration expenditure	A$ million	(1 670)	(3 515)	(4 450)	(4 990)	(7 517)
	Proceeds from sale of assets and investments	A$ million	1 639	2 268	1 404	2 275	293
	Free Cash flow	A$ million	3 611	2 633	252	858	(3 702)
	Share information
	Oustanding shares at year end (g)	000 shares	1 781 493	1 755 613	2 057 996	2 000 662	1 967 438
	Share price range
	- high	A$	21.52	17.92	20.02	20.05	20.05
	- low	A$	15.70	10.62	12.30	15.58	17.16
	Market capitalisation - at year end	A$ million	35 317	30 914	28 264	39 239	34 798
	Turnover -Australian Stock Exchange Ltd - average weekly	000 shares	20 017	22 343	24 841	22 792	17 121
	- average annual	%	58	66	63	59	45

(a)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity divided by the weighted
	average number of fully paid shares on issue for the year adjusted for bonus issue, excluding shares held by Beswick Group
	in years ended 1996 to 1998.
(b)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity, as a percentage of
	shareholders' equity attributable to members of the BHP Entity - at year end.
(c)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity, as a percentage of average capital employed,
	where average capital employed equals total shareholders' equity plus current and non-current borrowings (long term loans, redeemable preference
	shares and non recourse finance)
(d)	Calculated as operating profit/(loss) before borrowing costs and income tax expense, divided by total borrowing costs.
(e)	Calculated as operating profit/(loss) before depreciation, amortisation, borrowing costs and income tax expense, divided by total borrowing costs.
(f)	Calculated as total borrowings (current and non-current excluding finance leases, bank overdrafts and other) as a
	percentage of total borrowings and shareholders' equity.
(g)	Includes shares held by Beswick Group in 1996 to 1998 and partly paid shares.

#BHP
Consolidated Profit and Loss Statement
In accordance with generally accepted accounting principles as applied in Australia.				Australian $ million
Years ended 30 June	2000	1999	1998	1997	1996
Operating revenue
Sales	19 872	19 287	21 285	20 829	19 240
Other revenue	2 081	2 732	1 907	2 961	701
	21 953	22 019	23 192	23 790	19 941
Operating profit including abnormal items,
before depreciation, amortisation and borrowing costs	4 404	767	1 873	4 129	4 287
deduct
Depreciation and amortisation	2 140	2 203	2 218	1 979	1 813
Borrowing costs	664	718	752	784	600
* Operating profit/(loss) before income tax	1 600	(2 154)	(1 097)	1 366	1 874
deduct
**Income tax expense including abnormal items, attributable
to operating result	51	148	541	856	801
Operating profit/(loss) after income tax	1 549	(2 302)	(1 638)	510	1 073
add/(deduct)
Outside equity interests in operating loss/(profit) after income tax	32	3	47	(52)	(102)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	1 581	(2 299)	(1 591)	458	971

Operating profit/(loss) after income tax attributable to members of the BHP entity comprises:
* Operating profit before abnormal items and income tax	2 855	925	2 072	2 339	2 285
** Income tax expense attributable to operating profit
before abnormal items	(901)	(550)	(844)	(926)	(900)
Operating profit after income tax before abnormal items	1 954	375	1 228	1 413	1 385
Outside equity interests in operating loss/(profit) after income tax before abnormal items	32	3	30	(52)	(102)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	1 986	378	1 258	1 361	1 283
* Abnormal items included in operating result before
income tax (a)	(1 255)	(3 079)	(3 152)	(973)	(411)
**Abnormal income tax benefit	850	402	303	70	99
Abnormal items after income tax (a)	(405)	(2 677)	(2 849)	(903)	(312)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	1 581	(2 299)	(1 591)	458	971
There were no extraordinary items during the five year period

(a) Excludes abnormal item attributable to outside equity interests in 1998 of $17 million (no tax effect).

#BHP
Consolidated Balance Sheet
				Australian $ million
As at 30 June	2000	1999	1998	1997	1996
ASSETS
Current assets
Cash	684	457	762	767	275
Receivables	2,629	2,623	3,030	2,682	2,381
Investments	359	320	442	1,295	541
Inventories	2,138	2,389	2,892	2,849	2,820
Other	271	228	289	296	262
Total current assets	6,081	6,017	7,415	7,889	6,279
Non-current assets
Receivables	189	303	441	381	1,032
Investments	1,131	893	853	770	2,304
Inventories	159	188	185	168	112
Property, plant and equipment	19,586	22,404	26,413	26,061	24,177
Intangibles	130	175	387	389	393
Other	2,068	1,820	1,984	1,110	939

Total non-current assets	23,263	25,783	30,263	28,879	28,957
Total assets	29,344	31,800	37,678	36,768	35,236
LIABILITIES
Current liabilities
Accounts payable	2,566	2,517	2,933	2,862	2,791
Borrowings	2,530	1,760	1,515	2,671	1,935
Provisions	1,727	1,812	1,447	1,356	1,361
Total current liabilities	6,823	6,089	5,895	6,889	6,087
Non-current liabilities
Accounts payable	45	36	95	98	91
Borrowings	5,868	10,060	13,452	11,126	11,404
Provisions	5,603	5,830	5,539	4,883	4,328
Total non-current liabilities	11,516	15,926	19,086	16,107	15,823
Total liabilities	18,339	22,015	24,981	22,996	21,910
Net assets	11,005	9,785	12,697	13,772	13,326
SHAREHOLDERS' EQUITY
Shareholders' equity
Attributable to members of the BHP Entity	10,353	9,090	11,860	12,952	12,639
Attributable to outside equity interests	652	695	837	820	687
Total shareholders' equity	11,005	9,785	12,697	13,772	13,326

#BHP
Consolidated Statement of Cash Flows
				Australian $ million
Years ended 30 June	2000	1999	1998	1997	1996
Cash flows related to operating activities
Receipts from customers	19 250	19 425	21 409	20 882	19 232
Payments to suppliers, employees, etc	(14 582)	(15 241)	(16 963)	(16 070)	(14 460)
Dividends received	46	21	61	122	137
Interest received	88	205	134	136	122
Borrowing costs	(801)	(1 064)	(1 069)	(1 084)	(900)
Proceeds from gas sales contract price re-negotiation	-	939	-	-	-
Settlement of the Petroleum Resource Rent Tax issue	-	-	-	443	-
Other	277	242	240	155	180
Operating cash flows before income tax	4 278	4 527	3 812	4 584	4 311
Income taxes paid	(636)	(647)	(514)	(1 011)	(789)
Net operating cash flows	3 642	3 880	3 298	3 573	3 522
Cash flows related to investing activities
Fixed Asset expenditure	(983)	(2 566)	(3 627)	(4 049)	(3 655)
Investment expenditure	(338)	(344)	(114)	(238)	(3 284)
Exploration expenditure	(349)	(605)	(709)	(703)	(578)
Sale of fixed assets and investments	1 639	2 268	1 404	2 275	293
Net investing cash flows	(31)	(1 247)	(3 046)	(2 715)	(7 224)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	251	154	333	243	294
Proceeds from sale of employee share plan loans	-	-	110	-	300
Borrowings	1 263	1 927	2 930	1 930	6 643
Proceeds from issue or renegotiation of preference shares (a)	-	-	646	376	762
Repayment of borrowings	(4 822)	(4 198)	(3 904)	(2 434)	(3 447)
Redemption of preference shares (a)	-	-	(632)	(9)	(69)
Dividends paid	(251)	(527)	(469)	(417)	(351)
Other	63	5	131	196	(75)
Net financing cash flows	(3 496)	(2 639)	(855)	(115)	4 057

Net increase/(decrease) in cash and cash equivalents	115	(6)	(603)	743	355
Cash and cash equivalents at beginning of year	789	846	1 372	612	291
Effect of foreign currency exchange rate changes on cash
and cash equivalents	33	(51)	77	17	(34)
Cash and cash equivalents at end of year	937	789	846	1 372	612

(a) Classified as borrowings.

#BHP
Segment Results (a)
Year ended 30 June 2000
Operating Revenue(b)				Operating Profit
				Australian $Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(e)	after tax
8 108	544	8 652	Minerals	2 438	(827)	-	1 611	(431)	(744)	436
7 386	629	8 015	Steel	998	(428)	(1)	569	(177)	(159)	233
4 774	607	5 381	Petroleum	2 533	(833)	-	1 700	(579)	171	1 292
1 697	194	1 891	Services	106	(39)	-	67	(2)	42	107
-	60	60	Net unallocated interest	60	-	(663)	(603)	134	(3)	(472)
(544)	47	(497)	Group and unallocated items(f)	(476)	(13)	-	(489)	154	288	(47)
19 872	2 081	21 953	BHP Group	5 659	(2 140)	(664)	2 855	(901)	(405)	1 549
Year ended 30 June 1999
Operating Revenue(b)				Operating Profit
				Australian $Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(g)	after tax
9 011	1 027	10 038	Minerals	2 187	(936)	-	1 251	(609)	(2 649)	(2 007)
7 639	461	8 100	Steel	846	(484)	-	362	(120)	(105)	137
2 840	363	3 203	Petroleum	1 229	(702)	-	527	(220)	(89)	218
2 040	765	2 805	Services	180	(64)	-	116	(17)	173	272
-	104	104	Net unallocated interest	104	-	(718)	(614)	167	-	(447)
(255)	12	(243)	Group and unallocated items(f)	(700)	(17)	-	(717)	249	(7)	(475)
19 287	2 732	22 019	BHP Group	3 846	(2 203)	(718)	925	(550)	(2 677)	(2 302)
Year ended 30 June 1998
Operating Revenue(b)				Operating Profit
				Australian $Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(h)	after tax
9 016	386	9 402	Minerals	2 102	(914)	-	1 188	(453)	(2 483)	(1 748)
8 266	214	8 480	Steel	1 266	(488)	-	778	(233)	(246)	299
4 387	753	5 140	Petroleum	1 935	(738)	-	1 197	(447)	(163)	587
2 148	418	2 566	Services	253	(60)	-	193	(39)	26	180
-	129	129	Net unallocated interest	129	-	(752)	(623)	119	-	(504)
(286)	7	(279)	Group and unallocated items(f)	(643)	(18)	-	(661)	209	-	(452)
21 285	1 907	23 192	BHP Group	5 042	(2 218)	(752)	2 072	(844)	(2 866)	(1 638)

(a) Before outside equity interests.
(b) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(d) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all businesses except Net unallocated interest.
(e) Tax expense/(benefit) on June 2000 abnormal items: Minerals $(403) million, Steel $(99) million, Petroleum $(42) million, Services $(16) million,
Net unallocated interest $3 million and Group and unallocated items $(293) million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on June 1999 abnormal items: Minerals $(403) million, Petroleum $(1) million, Services $(1) million,
Group and unallocated items $3 million.
(h) Tax benefit on June 1998 abnormal items: Minerals $(282) million, Steel $(12) million, Petroleum $(9) million.

#BHP
Segment Results cont. (a)
Year ended 30 June 1997
Operating Revenue(b)				Operating Profit
				Australian $Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(e)	after tax
8 428	366	8 794	Minerals	2 066	(792)	-	1 274	(454)	(739)	81
8 093	104	8 197	Steel	928	(474)	-	454	(141)	(220)	93
4 335	659	4 994	Petroleum	1 795	(644)	-	1 151	(447)	(17)	687
2 070	1 710	3 780	Services	232	(60)	-	172	(20)	73	225
-	115	115	Net unallocated interest	115	-	(784)	(669)	123	-	(546)
181	7	188	Group and unallocated items(f)	(34)	(9)	-	(43)	13	-	(30)
20 829	2 961	23 790	BHP Group	5 102	(1 979)	(784)	2 339	(926)	(903)	510
Year ended 30 June 1996
Operating Revenue(b)				Operating Profit
				Australian $Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(g)	after tax
7 595	173	7 768	Minerals	2 056	(631)	-	1 425	(545)	-	880
7 499	66	7 565	Steel	859	(456)	-	403	(86)	(222)	95
4 039	245	4 284	Petroleum	1 399	(658)	-	741	(322)	(90)	329
2 160	91	2 251	Services	193	(61)	-	132	(29)	-	103
-	123	123	Net unallocated interest	123	-	(600)	(477)	102	-	(375)
275	3	278	Group and unallocated items(f)	68	(7)	-	61	(20)	-	41
19 240	701	19 941	BHP Group	4 698	(1 813)	(600)	2 285	(900)	(312)	1 073

(a) Before outside equity interests.
(b) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(d) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all businesses except Net unallocated interest.
(e) Tax expense/(benefit) on June 1997 abnormal items: Minerals $(19) million, Steel $(112) million and Petroleum $61 million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on June 1996 abnormal items: Steel $114 million and Petroleum $(15) million.

#BHP
Business Results
	Australian $ Million
	Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
	revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
		abnormal		abnormal	expenditure		Gross(d)	Charged
		items(b)		items and				to profit
				income tax(c)
Year ended 30 June 2000
Minerals
Steelmaking and Energy Materials
Iron Ore	1 425	706	135	571	36	1 870
Coal	2 793	812	268	544	100	1 741
Hot Briquetted Iron	71	(242)	8	(250)	144	542
Manganese(e)	1	6	-	6	-	52
Intra-divisional adjustment	(31)	(10)		(10)		(3)
	4 259	1 272	411	861	280	4 202
Non Ferrous & Industrial Materials
South America Copper	1 733	753	216	537	102	2 716
Pacific Copper	703	104	104	-	26	669
North America Copper (f)	-	-	-	-	-	-
EKATITM diamonds (f)	343	263	35	228	28	527
Cannington silver-lead-zinc	475	154	45	109	11	493
Other Businesses (g)	591	73	5	68	9	(684)
Intra-divisional adjustment	-	(7)		(7)		-
	3 845	1 340	405	935	176	3 721
Minerals Development	12	(113)	9	(122)	3	349
Divisional Activities	(8)	(61)	2	(63)	(7)	19
	8 108	2 438	827	1 611	452	8 291	101	92
Steel
Flat Products	2 267	306	142	164	55	1 764
Coated Products	3 516	431	120	311	31	1 777
Discontinuing Operations (h)	3 452	294	166	128	195	2 370
Intra-divisional adjustment	(1 970)	16		16		(40)
Divisional activities	121	(49)	-	(49)	(9)	(21)
	7 386	998	428	570	272	5 850	-	-
Petroleum (i)
Bass Strait	1 850	1 097	197	900	141	711
North West Shelf	1 016	736	122	614	47	1 159
Liverpool Bay	522	403	186	217	29	527
Other Businesses	1 242	659	328	331	219	1 136
Marketing activities	1 387	14	-	14	1	(15)
Intra-divisional adjustment	(943)	-		-		(7)
Divisional activities	(300)	(376)	-	(376)	-	4	247	190
	4 774	2 533	833	1 700	437	3 515	247	190
Services	1 697	106	39	67	19	57	-	-
Net Unallocated Interest	-	60	-	60	-	(6 967)	-	-
Group and unallocated items	(544)	(476)	13	(489)	98	259	-	-
BHP Group	19 872	5 659	2 140	3 519	1 278	11 005	348	282

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(c)	Result for all Businesses except Net Unallocated Interest is EBIT (earnings before borrowing costs and income tax).
(d) Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	Production at EKATITM diamond mine commenced in October 1998.
(g)	Includes North America Copper mining and smelting operations which ceased in June 1999, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(h)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(i)	Petroleum sales revenue includes: Crude Oil $3,274 million, Natural gas $426 million, LNG $398 million, LPG $305 million and Other $371 million.

Business Results
		Australian $ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended 30 June 1999
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 595	777	135	642	83	1 989
	Coal	3 207	976	282	694	183	1 876
	Hot Briquetted Iron	13	(47)	6	(53)	511	1 660
	Manganese(e)	243	61	10	51	4	42
	Intra-divisional adjustment	(12)	-		-		(3)
		5 046	1 767	433	1 334	781	5 564
	Non Ferrous & Industrial Materials
	South America Copper	1 488	518	178	340	382	2 443
	Pacific Copper	719	168	106	62	25	702
	North America Copper (f)	1 182	(40)	101	(141)	129	(678)
	EKATITM diamonds (g)	96	92	23	69	45	612
	Cannington silver-lead-zinc	373	102	55	47	19	522
	Other Businesses (h)	89	(75)	21	(96)	19	(36)
	Intra-divisional adjustment	(21)	4		4		(2)
		3 926	769	484	285	619	3 563
	Minerals Development	46	(257)	16	(273)	12	172
	Divisional Activities	(7)	(92)	3	(95)	2	(27)
		9 011	2 187	936	1 251	1 414	9 272	282	276
Steel
	Flat Products	2 291	269	144	125	122	1 881
	Coated Products	3 388	358	144	214	41	1 916
	Discontinuing Operations (i)	4 263	222	196	26	220	2 896
	Intra-divisional adjustment	(2 386)	18		18	(5)	(48)
	Divisional activities	83	(21)	-	(21)	1	(7)
		7 639	846	484	362	379	6 638	-	-
Petroleum (j)
	Bass Strait	964	473	142	331	298	804
	North West Shelf	609	415	84	331	100	1 154
	Liverpool Bay	321	218	164	54	66	620
	Other Businesses	666	163	309	(146)	280	1 573
	Marketing activities	471	10	3	7	13	57
	Intra-divisional adjustment	(195)	-		-		-
	Divisional activities	4	(50)	-	(50)	-	23	323	201
		2 840	1 229	702	527	757	4 231	323	201
Services		2 040	180	64	116	35	53	-	-
Net Unallocated Interest		-	104	-	104	-	(10 457)	-	-
Group and unallocated items		(255)	(700)	17	(717)	102	48	-	-
BHP Group		19 287	3 846	2 203	1 643	2 687	9 785	605	477

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(c)	Result for all Businesses except Net Unallocated Interest is EBIT (earnings before borrowing costs and income tax).
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(j)	Petroleum sales revenue includes: Crude oil $1,421 million, Natural gas $499 million, LNG $319 million, LPG $165 million and Other $436 million.

#BHP
Business Results
		Australian $ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended 30 June 1998
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 603	789	138	651	245	1 802
	Coal	3 384	822	288	534	381	1 988
	Hot Briquetted Iron	-	(4)	-	(4)	840	1 637
	Manganese (e)	389	111	22	89	17	383
	Intra-divisional adjustment	(5)	-		-		(2)
		5 371	1 718	448	1 270	1 483	5 808
	Non Ferrous & Industrial Materials
	South America Copper	1 628	621	156	465	448	2 494
	Pacific Copper	431	24	56	(32)	14	848
	North America Copper (f)	1 375	138	177	(39)	178	1 185
	EKATITM diamonds (g)	-	15	-	15	183	570
	Cannington silver-lead-zinc	178	42	16	26	173	588
	Other Businesses (h)	38	(99)	35	(134)	17	503
	Intra-divisional adjustment	(71)	(4)		(4)		(3)
		3 579	737	440	297	1 013	6 185
	Minerals Development	73	(243)	24	(267)	11	284
	Divisional Activities	(7)	(110)	2	(112)	3	98
		9 016	2 102	914	1 188	2 510	12 375	295	224
Steel					-
	Flat Products	2 621	446	145	301	141	1 873
	Coated Products	3 571	501	148	353	123	2 207
	Discontinuing Operations (i)	4 597	376	193	183	229	3 504
	Intra-divisional adjustment	(2 687)	(2)		(2)		(60)
	Divisional activities	164	(55)	2	(57)	-	(1)
		8 266	1 266	488	778	493	7 523	-	-
Petroleum (j)
	Bass Strait	1 438	815	161	654	216	654
	North West Shelf	710	508	87	421	58	1 176
	Liverpool Bay	393	278	174	104	57	1 572
	Hawaii (k)	1 186	95	46	49	58	(42)
	Other Businesses	667	245	267	(22)	454	1 947
	Marketing activities	798	(10)	3	(13)	37	26
	Intra-divisional adjustment	(867)	-		-		-
	Divisional activities	62	4	-	4	-	16	414	269
		4 387	1 935	738	1 197	880	5 349	414	269
Services		2 148	253	60	193	36	537	-	-
Net Unallocated Interest		-	129	-	129	-	(13 186)	-	-
Group and unallocated items		(286)	(643)	18	(661)	64	99	-	-
BHP Group		21 285	5 042	2 218	2 824	3 983	12 697	709	493

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(c)	Result for all Businesses except Net Unallocated Interest is EBIT (earnings before borrowing costs and income tax).
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(j)	Petroleum sales revenue includes: Crude oil $1,933 million, Natural gas $610 million, LNG $342 million, LPG $203 million and Other $1,299 million.
(k)	Hawaii operation sold in May 1998.

#BHP
Business Results
		Australian $ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended 30 June 1997
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 363	518	132	386	273	1 918
	Coal	2 787	473	228	245	507	2 195
	Hot Briquetted Iron	-	-	-	-	871	1 073
	Manganese (e)	404	19	31	(12)	26	433
	Intra-divisional adjustment	-	-		-		(2)
		4 554	1 010	391	619	1 677	5 617
	Non Ferrous & Industrial Materials
	South America Copper	1 761	948	109	839	142	2 004
	Pacific Copper	658	218	76	142	29	698
	North America Copper (f)	1 362	213	188	25	135	2 187
	EKATITM diamonds (g)	-	9	-	9	99	229
	Cannington silver-lead-zinc	-	-	-	-	289	375
	Other Businesses (h)	23	(7)	5	(12)	121	824
	Intra-divisional adjustment	(32)	7		7		-
		3 772	1 388	378	1 010	815	6 317
	Minerals Development	110	(224)	21	(245)	42	263
	Divisional Activities	(8)	(108)	2	(110)	5	(4)
		8 428	2 066	792	1 274	2 539	12 193	267	267
Steel
	Flat Products	2 479	396	145	251	142	1 936
	Coated Products	3 373	292	136	156	253	2 641
	Discontinuing Operations (i)	4 235	306	188	118	485	3 342
	Intra-divisional adjustment	(2 239)	33		33	(5)	(60)
	Divisional activities	245	(99)	5	(104)	4	(8)
		8 093	928	474	454	879	7 851	3	-
Petroleum (j)
	Bass Strait	1 409	774	128	646	199	765
	North West Shelf	620	493	91	402	47	1 141
	Liverpool Bay	236	167	99	68	69	1 268
	Hawaii (k)	1 365	74	53	21	59	520
	Other Businesses	814	369	270	99	243	1 509
	Marketing activities	706	(26)	3	(29)	1	(13)
	Intra-divisional adjustment	(815)	-		-		-
	Divisional activities	-	(56)	-	(56)	(1)	18	433	323
		4 335	1 795	644	1 151	617	5 208	433	323
Services		2 070	232	60	172	117	599	-	-
Net Unallocated Interest		-	115	-	115	-	(12 137)	-	-
Group and unallocated items		181	(34)	9	(43)	52	58	-	-
BHP Group		20 829	5 102	1 979	3 123	4 204	13 772	703	590

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(c)	Result for all Businesses except Net Unallocated Interest is EBIT (earnings before borrowing costs and income tax).
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products and Tubemakers Water.
(j)	Petroleum sales revenue includes: Crude oil $1,960 million, Natural gas $524 million, LNG $301 million, LPG $207 million and Other $1,343 million.
(k)	Hawaii operation sold in May 1998.

#BHP
Business Results
		Australian $ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets(d)	(before tax)
			abnormal		abnormal	expenditure		Gross(e)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended June 1996
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 251	471	146	325	373	1 829
	Coal	2 711	514	192	322	399	2 030
	Hot Briquetted Iron	-	-	-	-	240	238
	Manganese (f)	409	117	29	88	24	467
	Intra-divisional adjustment	-	(3)		(3)		(3)
		4 371	1 099	367	732	1 036	4 561
	Non Ferrous & Industrial Materials
	South America Copper	1 370	735	69	666	219	1 619
	Pacific Copper	926	382	75	307	39	658
	North America Copper (g)	779	112	84	28	2 500	2 764
	EKATITM diamonds (h)	-	1	-	1	3	175
	Cannington silver-lead-zinc	-	-	-	-	38	76
	Other Businesses (i)	15	2	2	-	334	560
	Intra-divisional adjustment	(9)	(8)		(8)		(4)
		3 081	1 224	230	994	3 133	5 848
	Minerals Development	152	(125)	32	(157)	38	363
	Divisional Activities	(9)	(142)	2	(144)	5	(12)
		7 595	2 056	631	1 425	4 212	10 760	258	236
Steel
	Flat Products	2 682	501	130	371	1 041	1 978
	Coated Products	3 504	244	120	124	262	2 531
	Discontinuing Operations (j)	2 948	212	203	9	528	3 309
	Intra-divisional adjustment	(1 887)	(50)		(50)		(79)
	Divisional activities	252	(48)	3	(51)	13	22
		7 499	859	456	403	1 844	7 761	-	-
Petroleum (k)
	Bass Strait	1 296	694	118	576	215	n/a
	North West Shelf	499	375	102	273	57	n/a
	Liverpool Bay	6	(1)	17	(18)	238	n/a
	Hawaii(l)	1 427	105	44	61	49	n/a
	Other Businesses	896	336	376	(40)	95	n/a
	Marketing activities	39	(31)	1	(32)	3	n/a
	Intra-divisional adjustment	(103)	-	-	-	-	n/a
	Divisional activities	(21)	(79)	-	(79)	5	n/a	320	220
		4 039	1 399	658	741	662	5 331	320	220
Services		2 160	193	61	132	105	2 030	-	-
Net Unallocated Interest		-	123	-	123	-	(12 728)	-	-
Group and unallocated items		275	68	7	61	12	172	-	-
BHP Group		19 240	4 698	1 813	2 885	6 835	13 326	578	456

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(c)	Result for all Businesses except Net Unallocated Interest is EBIT (earnings before borrowing costs and income tax).
(d)	Data not available for Petroleum businesses.
(e)	Includes capitalised exploration.
(f)	Principal manganese assets were sold in December 1998.
(g)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(h)	Production at EKATITM diamond mine commenced in October 1998.
(i)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(j)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(k)	Petroleum sales revenue includes: Crude oil $1,702 million, Natural gas $468 million, LNG $283 million, LPG $178 million and Other $1,408 million.
(l)	Hawaii operation sold in May 1998.

#BHP
Production and Shipments

Years ended 30 June		2000	1999	1998	1997	1996
Minerals
Steelmaking and Energy Materials
Production
Iron Ore - Western Australia	('000 t)	50 222	54 857	57 408	52 412	50 259
Iron Ore - Brazil	('000 t)	6 579	5 000	6 041	4 182	4 400
Coal	('000 t)	53 114	53 654	54 273	51 131	47 429
HBI	('000 t)	421	60	-	-	-
Shipments
Iron Ore - Western Australia	('000 t)	58 178	51 450	53 683	52 750	49 213
Coal	('000 t)	52 287	53 721	55 138	50 937	49 898
HBI	('000 t)	404	48	-	-	-
Non Ferrous & Industrial Materials
Production
Copper in concentrate	('000 t)	722	916	839	969	597
Copper cathodes (SXEW)	('000 t)	112	74	66	71	178
Gold	('000 oz)	555 495	707 585	420 173	678 793	677 539
Silver in (lead) concentrate	('000 oz)	29 662	23 020	12 657	-	-
Lead in concentrate	(tonnes)	200 480	156 163	81 046	-	-
Zinc in concentrate	(tonnes)	61 754	45 551	21 887	-	-
Diamonds	('000 carats)	1 300	779	-	-	-
Shipments
Copper in concentrate	('000 t)	863	1 166	1 102	1 098	972
Copper cathodes (SXEW)	('000 t)	123	222	214	231	138
Gold	('000 oz)	616 831	991 304	631 172	783 566	704 377
Silver in concentrate	('000 oz)	31 321	24 257	9 712	-	-
Lead in concentrate	(tonnes)	216 102	162 103	64 848	-	-
Zinc in concentrate	(tonnes)	67 272	47 125	17 241	-	-
Steel
Production
Raw steel	('000 t)	7 296	8 228	8 938	8 422	8 631
Raw steel - Delta, Ohio USA	('000 t)	688	591	332	24	-
Marketable steel products	('000 t)	8 174	8 264	8 728	8 266	8 205
Marketable steel products - Delta, Ohio USA	('000 t)	676	575	327	21	-
Despatches
Steel despatches	('000 t)	7 915	8 472	8 491	8 358	8 211
Steel despatches - Delta, Ohio USA	('000 t)	674	567	322	20	-
Petroleum
Production
Crude oil & condensate	('000 bbl)	76 855	63 966	75 701	69 084	68 382
Natural gas	(bcf)	178	172	190	193	208
LNG	('000 t)	60	60	58	52	55
LPG	('000 t)	688	592	738	660	657
Ethane	('000 t)	82	71	105	94	98
Methanol	('000 t)	35	36	36	38	35
Figures include BHP share of production from joint ventures and entities in which BHP holds an investment or partnership interest, and 100% of production from controlled entities.

5 Year Statistical Supplement

(USD convenience translation)

Years ended 30 June 1996 - 2000

#BHP

This document includes selected financial information restated on a calendar year basis, which has not been subject to audit review. The purpose of making such restated data available to the market is to provide data which will be comparable in all material respects with similar entities having a 30 June year end.

All data presented has been prepared in accordance with Australian generally accepted accounting principles, and accounting policies applying to each period, except that results for years ended 30 June 1996 & 1997 have been restated to reflect adoption of AASB 1033: Presentation and Disclosure of Financial Instruments. Adoption of this standard resulted in certain redeemable preference shares which exhibited the characteristics of liabilities being reclassified from outside equity interests to borrowings.

Translation of amounts from Australian currency into United States currency has been made throught this document for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each year:

30 June 2000 US$0.5791 = A$1

30 June 1999 US$0.6611 = A$1

30 June 1998 US$0.6208 = A$1

30 June 1997 US$0.7550 = A$1

28 June 1996 US$0.7856 = A$1

This information can be accessed on BHP's Internet site www.bhp.com

	#BHP
	Five Year Performance

	Years ended 30 June		2000	1999	1998	1997	1996
	Profit and loss statistics
	Operating revenue	US$ million	13 108	14 557	14 398	17 962	15 666
	Sales	US$ million	11 866	12 751	13 214	15 726	15 115
	Operating profit/(loss) after income tax, attributable to members of the BHP Entity
	- including abnormal items	US$ million	944	(1 520)	(988)	346	763
	- excluding abnormal items	US$ million	1 186	250	781	1 028	1 008
	Earnings per share (a)
	- excluding abnormal items	US cents	67.0	14.4	46.0	62.6	62.7
	- including abnormal items	US cents	53.3	(87.6)	(58.2)	21.1	47.4
	Return on shareholders' equity (b)
	- excluding abnormal items	%	19.2	4.2	10.6	10.5	10.2
	- including abnormal items	%	15.3	(25.3)	(13.4)	3.5	7.7
	Return on capital (c)
	- excluding abnormal items	%	11.3	3.4	5.7	6.8	7.0
	- including abnormal items	%	9.4	(7.8)	(3.6)	3.6	5.7
	EBIT Interest cover (d)
	- excluding abnormal items	times	5.2	1.8	2.9	3.3	3.7
	- including abnormal items	times	3.3	(1.6)	(0.4)	2.3	3.1
	EBITDA interest cover (e)
	- excluding abnormal items	times	8.3	4.2	5.2	5.4	6.0
	- including abnormal items	times	6.5	0.9	1.9	4.4	5.5
	Balance sheet statistics
	Total assets	US$ million	17 521	21 023	23 390	27 760	27 681
	Total liabilties	US$ million	10 950	14 554	15 508	17 362	17 212
	Shareholders' equity attributable to members of the BHP Entity	US$ million	6 181	6 009	7 363	9 779	9 929
	Gearing ratio (f)%		42.7	53.7	53.2	48.8	43.5
	Net tangible assets per share
	- at year end adjusted for bonus issue	US$	3.43	3.36	4.14	5.70	5.91
	Cash flow statistics
	Operating cash flows before income tax	US$ million	2 554	2 994	2 366	3 461	3 387
	Income tax paid	US$ million	(379)	(428)	(319)	(763)	(620)
	Fixed Asset, Investment and Exploration expenditure	US$ million	(997)	(2 323)	(2 763)	(3 768)	(5 905)
	Proceeds from sale of assets and investments	US$ million	978	1 499	872	1 718	230
	Free Cash flow	US$ million	2 156	1 742	156	648	(2 908)
	Share information
	Oustanding shares at year end (g)	000 shares	1 781 493	1 755 613	2 057 996	2 000 662	1 967 438
	Share price range
	- high	US$	12.85	11.85	12.43	15.14	15.75
	- low	US$	9.37	7.02	7.64	11.76	13.48
	Market capitalisation - at year end	US$ million	21 088	20 437	17 546	29 625	27 337
	Turnover -Australian Stock Exchange Ltd - average weekly	000 shares	20 017	22 343	24 841	22 792	17 121
	- average annual	%	58	66	63	59	45

(a)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity divided by the weighted
	average number of fully paid shares on issue for the year adjusted for bonus issue, excluding shares held by Beswick Group
	in years ended 1996 to 1998.
(b)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity, as a percentage of
	shareholders' equity attributable to members of the BHP Entity - at year end.
(c)	Calculated as operating profit/(loss) after income tax attributable to members of the BHP Entity, as a percentage of average capital employed,
	where average capital employed equals total shareholders' equity plus current and non-current borrowings (long term loans, redeemable preference
	shares and non recourse finance)
(d)	Calculated as operating profit/(loss) before borrowing costs and income tax expense, divided by total borrowing costs.
(e)	Calculated as operating profit/(loss) before depreciation, amortisation, borrowing costs and income tax expense, divided by total borrowing costs.
(f)	Calculated as total borrowings (current and non-current excluding finance leases, bank overdrafts and other) as a
	percentage of total borrowings and shareholders' equity.
(g)	Includes shares held by Beswick Group in 1996 to 1998 and partly paid shares.

#BHP
Consolidated Profit and Loss Statement
In accordance with generally accepted accounting principles as applied in Australia.			US $ million
Years ended 30 June	2000	1999	1998	1997	1996
Operating revenue
Sales	11 866	12 751	13 214	15 726	15 115
Other revenue	1 242	1 806	1 184	2 236	551
	13 108	14 557	14 398	17 962	15 666
Operating profit including abnormal items,
before depreciation, amortisation and borrowing costs	2 629	507	1 163	3 117	3 367
deduct
Depreciation and amortisation	1 278	1 456	1 377	1 494	1 424
Borrowing costs	396	475	467	592	471
* Operating profit/(loss) before income tax	955	(1 424)	(681)	1 031	1 472
deduct
**Income tax expense including abnormal items, attributable
to operating result	30	98	336	646	629
Operating profit/(loss) after income tax	925	(1 522)	(1 017)	385	843
add/(deduct)
Outside equity interests in operating loss/(profit) after income tax	19	2	29	(39)	(80)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	944	(1 520)	(988)	346	763

Operating profit/(loss) after income tax attributable to members of the BHP entity comprises:
* Operating profit before abnormal items and income tax	1 705	612	1 287	1 766	1 795
** Income tax expense attributable to operating profit
before abnormal items	(538)	(364)	(524)	(699)	(707)
Operating profit after income tax before abnormal items	1 167	248	763	1 067	1 088
Outside equity interests in operating loss/(profit) after income tax before abnormal items	19	2	18	(39)	(80)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	1 186	250	781	1 028	1 008
* Abnormal items included in operating result before
income tax (a)	(749)	(2 036)	(1 957)	(735)	(323)
**Abnormal income tax benefit	507	266	188	53	78
Abnormal items after income tax (a)	(242)	(1 770)	(1 769)	(682)	(245)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	944	(1 520)	(988)	346	763
There were no extraordinary items during the five year period

(a) Excludes abnormal item attributable to outside equity interests in 1998 of $11 million (no tax effect).

#BHP
Consolidated Balance Sheet
			US $ million
As at 30 June	2000	1999	1998	1997	1996
ASSETS
Current assets
Cash	408	302	473	579	216
Receivables	1 570	1 734	1 881	2 025	1 870
Investments	214	212	275	978	425
Inventories	1 277	1 579	1 795	2 151	2 215
Other	162	151	179	223	206
Total current assets	3 631	3 978	4 603	5 956	4 932
Non-current assets
Receivables	113	200	274	288	811
Investments	675	591	529	581	1 810
Inventories	95	124	115	127	88
Property, plant and equipment	11 695	14 811	16 397	19 676	18 993
Intangibles	78	116	240	294	309
Other	1 234	1 203	1 232	838	738

Total non-current assets	13 890	17 045	18 787	21 804	22 749
Total assets	17 521	21 023	23 390	27 760	27 681
LIABILITIES
Current liabilities
Accounts payable	1 532	1 664	1 821	2 161	2 192
Borrowings	1 511	1 164	940	2 016	1 520
Provisions	1 031	1 197	898	1 024	1 069
Total current liabilities	4 074	4 025	3 659	5 201	4 781
Non-current liabilities
Accounts payable	27	24	59	74	71
Borrowings	3 504	6 651	8 351	8 400	8 959
Provisions	3 345	3 854	3 439	3 687	3 401
Total non-current liabilities	6 876	10 529	11 849	12 161	12 431
Total liabilities	10 950	14 554	15 508	17 362	17 212
Net assets	6 571	6 469	7 882	10 398	10 469
SHAREHOLDERS' EQUITY
Shareholders' equity
Attributable to members of the BHP Entity	6 181	6 009	7 363	9 779	9 929
Attributable to outside equity interests	390	460	519	619	540
Total shareholders' equity	6 571	6 469	7 882	10 398	10 469

#BHP
Consolidated Statement of Cash Flows
			US $ million
Years ended 30 June	2000	1999	1998	1997	1996
Cash flows related to operating activities
Receipts from customers	11 494	12 842	13 291	15 766	15 109
Payments to suppliers, employees, etc	(8 707)	(10 076)	(10 531)	(12 133)	(11 360)
Dividends received	27	14	38	92	108
Interest received	53	136	83	103	96
Borrowing costs	(478)	(703)	(664)	(818)	(707)
Proceeds from gas sales contract price re-negotiation	-	621	-	-	-
Settlement of the Petroleum Resource Rent Tax issue	-	-	-	334	-
Other	165	160	149	117	141
Operating cash flows before income tax	2 554	2 994	2 366	3 461	3 387
Income taxes paid	(379)	(428)	(319)	(763)	(620)
Net operating cash flows	2 175	2 566	2 047	2 698	2 767
Cash flows related to investing activities
Fixed Asset expenditure	(587)	(1 696)	(2 252)	(3 057)	(2 871)
Investment expenditure	(202)	(227)	(71)	(180)	(2 580)
Exploration expenditure	(208)	(400)	(440)	(531)	(454)
Sale of fixed assets and investments	978	1 499	872	1 718	230
Net investing cash flows	(19)	(824)	(1 891)	(2 050)	(5 675)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	150	102	207	183	231
Proceeds from sale of employee share plan loans	-	-	401	284	599
Borrowings	754	-	68	-	236
Proceeds from issue or renegotiation of preference shares (a)	-	1 274	1 819	1 457	5 219
Repayment of borrowings	(2 879)	(2 775)	(2 424)	(1 838)	(2 708)
Redemption of preference shares (a)	-	-	(392)	(7)	(54)
Dividends paid	(150)	(348)	(291)	(315)	(276)
Other	38	3	81	148	(59)
Net financing cash flows	(2 087)	(1 744)	(531)	(88)	3 188

Net increase/(decrease) in cash and cash equivalents	69	(2)	(375)	560	280
Cash and cash equivalents at beginning of year	471	559	852	462	229
Effect of foreign currency exchange rate changes on cash
and cash equivalents	19	(32)	58	13	-
Cash and cash equivalents at end of year	559	525	535	1 035	509

(a) Classified as borrowings.

#BHP
Segment Results (a)
Year ended 30 June 2000
Operating Revenue(b)				Operating Profit
				$Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(e)	after tax
4 841	325	5 166	Minerals	1 456	(494)	-	962	(257)	(444)	261
4 410	376	4 786	Steel	596	(256)	(1)	339	(106)	(95)	138
2 851	362	3 213	Petroleum	1 512	(497)	-	1 015	(346)	102	771
1 013	116	1 129	Services	63	(23)	-	40	(1)	25	64
-	36	36	Net unallocated interest	36	-	(395)	(359)	80	(2)	(281)
(325)	27	(298)	Group and unallocated items(f)	(284)	(8)	-	(292)	92	172	(28)
11 866	1 242	13 108	BHP Group	3 379	(1 278)	(396)	1 705	(538)	(242)	925
Year ended 30 June 1999
Operating Revenue(b)				Operating Profit
				$Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(g)	after tax
5 957	679	6 636	Minerals	1 446	(619)	-	827	(403)	(1 751)	(1 327)
5 050	305	5 355	Steel	559	(320)	-	239	(79)	(69)	91
1 878	240	2 118	Petroleum	812	(464)	-	348	(145)	(59)	144
1 349	505	1 854	Services	119	(42)	-	77	(11)	114	180
-	69	69	Net unallocated interest	69	-	(475)	(406)	110	-	(296)
(169)	8	(161)	Group and unallocated items(f)	(462)	(11)	-	(473)	164	(5)	(314)
12 751	1 806	14 557	BHP Group	2 543	(1 456)	(475)	612	(364)	(1 770)	(1 522)
Year ended 30 June 1998
Operating Revenue(b)				Operating Profit
				$Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(h)	after tax
5 597	240	5 837	Minerals	1 305	(567)	-	738	(281)	(1 542)	(1 085)
5 132	133	5 265	Steel	786	(303)	-	483	(145)	(153)	185
2 723	467	3 190	Petroleum	1 201	(458)	-	743	(277)	(101)	365
1 333	260	1 593	Services	157	(37)	-	120	(24)	16	112
-	80	80	Net unallocated interest	80	-	(467)	(387)	74	-	(313)
(178)	4	(174)	Group and unallocated items(f)	(398)	(12)	-	(410)	129	-	(281)
13 214	1 184	14 398	BHP Group	3 131	(1 377)	(467)	1 287	(524)	(1 780)	(1 017)

(a) Before outside equity interests.
(b) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(d) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all businesses except Net unallocated interest.
(e) Tax expense/(benefit) on June 2000 abnormal items: Minerals $(241) million, Steel $(59) million, Petroleum $(25) million, Services $(10) million,
Net unallocated interest $2 million and Group and unallocated items $(175) million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on June 1999 abnormal items: Minerals $(266) million, Petroleum $(1) million, Services $(1) million and Group and unallocated items $2 million.
(h) Tax expense/(benefit) on June 1998 abnormal items: Minerals $(175) million, Steel $(7) million and Petroleum $(6) million.

#BHP
Segment Results cont. (a)
Year ended 30 June 1997
Operating Revenue(b)				Operating Profit
				$Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax(e)	after tax
6 363	276	6 639	Minerals	1 560	(598)	-	962	(343)	(558)	61
6 110	79	6 189	Steel	700	(358)	-	342	(106)	(166)	70
3 273	498	3 771	Petroleum	1 355	(486)	-	869	(337)	(13)	519
1 563	1 291	2 854	Services	175	(45)	-	130	(15)	55	170
-	87	87	Net unallocated interest	87	-	(592)	(505)	93	-	(412)
137	5	142	Group and unallocated items(f)	(25)	(7)	-	(32)	9	-	(23)
15 726	2 236	17 962	BHP Group	3 852	(1 494)	(592)	1 766	(699)	(682)	385
Year ended 30 June 1996
Operating Revenue(b)				Operating Profit
				$Million
										Operating
								Tax	Abnormal	profit
								excluding	items	including
	Other				Dep'n &	Borrowing		abnormal	after	abnormals
Sales	revenue	Total		EBITDA(c)	amort'n	costs	EBT(d)	items	tax	after tax
5 967	136	6 103	Minerals	1 615	(496)	-	1 119	(428)	-	691
5 891	52	5 943	Steel	675	(358)	-	317	(68)	(174)	75
3 173	193	3 366	Petroleum	1 099	(517)	-	582	(253)	(71)	258
1 697	71	1 768	Services	152	(48)	-	104	(23)	-	81
-	97	97	Net unallocated interest	96	-	(471)	(375)	80	-	(295)
216	2	218	Group and unallocated items(f)	53	(5)	-	48	(15)	-	33
15 115	551	15 666	BHP Group	3 690	(1 424)	(471)	1 795	(707)	(245)	843

(a) Before outside equity interests.
(b) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(c) EBITDA is earnings before borrowing costs, income tax, depreciation and amortisation.
(d) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all businesses except Net unallocated interest.
(e) Tax expense/(benefit) on June 1997 abnormal items: Minerals $(14) million, Steel $(85) million and Petroleum $46 million.
(f) Includes consolidation adjustments and unallocated items.
(g) Tax expense/(benefit) on June 1996 abnormal items: Steel $(90) million and Petroleum $12 million.

#BHP
Business Results
	US$ Million
	Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
	revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
		abnormal		abnormal	expenditure		Gross(d)	Charged
		items(b)		items and				to profit
				income tax(c)
Year ended June 2000
Minerals
Steelmaking and Energy Materials
Iron Ore	851	422	81	341	21	1 117
Coal	1 668	485	159	326	60	1 040
Hot Briquetted Iron	42	(144)	5	(149)	86	324
Manganese(e)	1	4	-	4	-	31
Intra-divisional adjustment	(19)	(7)		(7)		(3)
	2 543	760	245	515	167	2 509
Non Ferrous & Industrial Materials
South America Copper	1 035	450	129	321	61	1 622
Pacific Copper	420	62	62	-	16	399
EKATITM diamonds (f)	205	157	21	136	17	315
Cannington silver-lead-zinc	284	92	27	65	7	294
Other Businesses (g)	353	44	3	41	5	(408)
Intra-divisional adjustment	(1)	(5)		(5)	(1)	-
	2 296	800	242	558	105	2 222
Minerals Development	7	(67)	6	(73)	2	209
Divisional Activities	(5)	(37)	1	(38)	(4)	11
	4 841	1 456	494	962	270	4 951	60	55
Steel
Flat Products	1 354	183	85	98	33	1 053
Coated Products	2 099	256	72	184	19	1 061
Discontinuing Operations (h)	2 061	176	99	77	115	1 416
Intra-divisional adjustment	(1 176)	10		10		(24)
Divisional activities	72	(29)	-	(29)	(5)	(13)
	4 410	596	256	340	162	3 493	-	-
Petroleum (i)
Bass Strait	1 105	656	117	539	84	425
North West Shelf	607	439	73	366	28	692
Liverpool Bay	312	241	111	130	17	315
Other Businesses	741	393	196	197	131	678
Marketing activities	828	8	-	8	1	(9)
Intra-divisional adjustment	(563)	-		-		(4)
Divisional activities	(179)	(225)	-	(225)	-	2	148	113
	2 851	1 512	497	1 015	261	2 099	148	113
Services	1 013	63	23	40	11	34	-	-
Net Unallocated Interest	-	36	-	36	-	(4 160)	-	-
Group and unallocated items	(325)	(284)	8	(292)	59	154	-	-
BHP Group	11 866	3 379	1 278	2 101	763	6 571	208	168

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d) Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	Production at EKATITM diamond mine commenced in October 1998.
(g)	Includes North America Copper mining and smelting operations which ceased in June 1999, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(h)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(i)	Petroleum sales revenue includes: Crude oil $1,955 million, Natural gas $254 million, LNG $238 million, LPG $182 million and Other $222 million.

#BHP
Business Results
		US$ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended June 1999
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 054	514	89	425	55	1 315
	Coal	2 120	645	186	459	121	1 240
	Hot Briquetted Iron	9	(31)	4	(35)	338	1 097
	Manganese(e)	161	40	7	33	3	28
	Intra-divisional adjustment	(8)	-		-	-	(2)
		3 336	1 168	286	882	517	3 678
	Non Ferrous & Industrial Materials
	South America Copper	984	342	118	224	253	1 615
	Pacific Copper	475	111	70	41	17	464
	North America Copper (f)	781	(26)	67	(93)	85	(448)
	EKATITM diamonds (g)	63	61	15	46	30	405
	Cannington silver-lead-zinc	241	61	36	25	13	347
	Other Businesses (h)	59	(50)	14	(64)	13	(24)
	Intra-divisional adjustment	(8)	9		9	(2)	(4)
		2 595	508	320	188	409	2 355
	Minerals Development	31	(170)	11	(181)	8	115
	Divisional Activities	(5)	(60)	2	(62)	1	(18)
		5 957	1 446	619	827	935	6 130	186	182
Steel
	Flat Products	1 515	178	95	83	81	1 243
	Coated Products	2 240	237	95	142	27	1 267
	Discontinuing Operations (i)	2 587	147	130	17	145	1 915
	Intra-divisional adjustment	(1 347)	12		12	(3)	(32)
	Divisional activities	55	(15)	-	(15)	1	(5)
		5 050	559	320	239	251	4 388	-	-
Petroleum (j)
	Bass Strait	637	313	94	219	197	531
	North West Shelf	403	274	56	218	66	763
	Liverpool Bay	212	144	108	36	44	410
	Other Businesses	440	108	204	(96)	185	1 040
	Marketing activities	311	7	2	5	8	38
	Intra-divisional adjustment	(129)	-	-	-	-	-
	Divisional activities	4	(34)	-	(34)	-	15	214	133
		1 878	812	464	348	500	2 797	214	133
Services		1 349	119	42	77	23	35	-	-
Net Unallocated Interest		-	69	-	69	-	(6 913)	-	-
Group and unallocated items		(169)	(462)	11	(473)	67	32	-	-
BHP Group		12 751	2 543	1 456	1 087	1 776	6 469	400	315

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(j)	Petroleum sales revenue includes: Crude oil $940 million, Natural gas $330 million, LNG $211 million, LPG $109 million and Other $288 million.

#BHP
Business Results
		US$ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended June 1998
Minerals
	Steelmaking and Energy Materials
	Iron Ore	995	490	86	404	152	1 119
	Coal	2 101	510	179	331	237	1 234
	Hot Briquetted Iron	-	(3)	-	(3)	521	1 016
	Manganese(e)	241	69	13	56	11	238
	Intra-divisional adjustment	(3)	-		-		(1)
		3 334	1 066	278	788	921	3 606
	Non Ferrous & Industrial Materials
	South America Copper	1 011	385	97	288	277	1 548
	Pacific Copper	267	15	35	(20)	9	526
	North America Copper (f)	854	86	110	(24)	111	736
	EKATITM diamonds (g)	-	9	-	9	114	354
	Cannington silver-lead-zinc	110	26	10	16	107	365
	Other Businesses (h)	24	(61)	21	(82)	11	312
	Intra-divisional adjustment	(44)	(2)		(2)		(1)
		2 222	458	273	185	629	3 840
	Minerals Development	45	(151)	15	(166)	6	175
	Divisional Activities	(4)	(68)	1	(69)	2	61
		5 597	1 305	567	738	1 558	7 682	183	139
Steel
	Flat Products	1 627	277	90	187	88	1 163
	Coated Products	2 217	311	92	219	76	1 370
	Discontinuing Operations (i)	2 854	233	120	113	142	2 175
	Intra-divisional adjustment	(1 668)	(1)		(1)		(37)
	Divisional activities	102	(34)	1	(35)	-	(1)
		5 132	786	303	483	306	4 670	-	-
Petroleum (j)
	Bass Strait	893	506	99	407	134	406
	North West Shelf	441	315	54	261	36	730
	Liverpool Bay	244	173	108	65	35	976
	Hawaii(k)	736	59	29	30	36	(26)
	Other Businesses	414	152	166	(14)	282	1 209
	Marketing activities	495	(6)	2	(8)	23	16
	Intra-divisional adjustment	(538)	-		-		-
	Divisional activities	38	2	-	2	-	10	257	167
		2 723	1 201	458	743	546	3 321	257	167
Services		1 333	157	37	120	23	333	-	-
Net Unallocated Interest		-	80	-	80	-	(8 186)	-	-
Group and unallocated items		(178)	(398)	12	(410)	40	62	-	-
BHP Group		13 214	3 131	1 377	1 754	2 473	7 882	440	306

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(j)	Petroleum sales revenue includes: Crude oil $1,200 million, Natural gas $379 million, LNG $212 million, LPG $126 million and Other $806 million.
(k)	Hawaii operation sold in May 1998.

#BHP
Business Results
		US$ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets	(before tax)
			abnormal		abnormal	expenditure		Gross(d)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended June 1997
Minerals
	Steelmaking and Energy Materials
	Iron Ore	1 029	391	100	291	206	1 448
	Coal	2 104	357	172	185	383	1 657
	Hot Briquetted Iron	-	-	-	-	657	810
	Manganese(e)	305	15	23	(8)	20	327
	Intra-divisional adjustment	-	-		-		(1)
		3 438	763	295	468	1 266	4 241
	Non Ferrous & Industrial Materials
	South America Copper	1 330	716	82	634	107	1 513
	Pacific Copper	497	164	57	107	22	527
	North America Copper (f)	1 028	161	142	19	102	1 651
	EKATITM diamonds (g)	-	7	-	7	75	173
	Cannington silver-lead-zinc	-	-	-	-	218	283
	Other Businesses (h)	17	(5)	4	(9)	91	622
	Intra-divisional adjustment	(24)	5		5		-
		2 848	1 048	285	763	615	4 769
	Minerals Development	83	(169)	16	(185)	32	199
	Divisional Activities	(6)	(82)	2	(84)	4	(3)
		6 363	1 560	598	962	1 917	9 206	202	202
Steel
	Flat Products	1 872	299	109	190	107	1 461
	Coated Products	2 547	220	103	117	191	1 994
	Discontinuing Operations (i)	3 197	231	142	89	366	2 523
	Intra-divisional adjustment	(1 691)	25		25	(3)	(45)
	Divisional activities	185	(75)	4	(79)	3	(6)
		6 110	700	358	342	664	5 927	2	-
Petroleum (j)
	Bass Strait	1 064	584	96	488	150	578
	North West Shelf	468	372	69	303	36	861
	Liverpool Bay	178	126	75	51	52	957
	Hawaii(k)	1 030	56	40	16	45	393
	Other Businesses	615	279	204	75	183	1 139
	Marketing activities	533	(20)	2	(22)	1	(10)
	Intra-divisional adjustment	(615)	-		-		-
	Divisional activities	-	(42)	-	(42)	(1)	14	327	243
		3 273	1 355	486	869	466	3 932	327	243
Services		1 563	175	45	130	88	452	-	-
Net Unallocated Interest		-	87	-	87	-	(9 163)	-	-
Group and unallocated items		137	(25)	7	(32)	39	44	-	-
BHP Group		15 726	3 852	1 494	2 358	3 174	10 398	531	445

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Includes capitalised exploration.
(e)	Principal manganese assets were sold in December 1998.
(f)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(g)	Production at EKATITM diamond mine commenced in October 1998.
(h)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(i)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(j)	Petroleum sales revenue includes: Crude oil $1,480 million, Natural gas $396 million, LNG $227 million, LPG $156 million and Other $1,014 million.
(k)	Hawaii operation sold in May 1998.

#BHP
Business Results
		US$ Million
		Sales	EBITDA	Depreciation	Operating	Capital &	Net	Exploration
		revenue(a)	before	& amortisation	profit before	investment	Assets(d)	(before tax)
			abnormal		abnormal	expenditure		Gross(e)	Charged
			items(b)		items and				to profit
					income tax(c)
Year ended June 1996
Minerals
	Steelmaking and Energy Materials
	Iron Ore	983	370	114	256	293	1 437
	Coal	2 130	404	151	253	313	1 594
	Hot Briquetted Iron	-	-	-	-	189	187
	Manganese(f)	321	92	23	69	19	367
	Intra-divisional adjustment	-	(3)		(3)		(2)
		3 434	863	288	575	814	3 583
	Non Ferrous & Industrial Materials
	South America Copper	1 076	577	54	523	172	1 272
	Pacific Copper	728	300	59	241	31	517
	North America Copper (g)	612	88	66	22	1 964	2 171
	EKATITM diamonds (h)	-	1	-	1	2	137
	Cannington silver-lead-zinc	-	-	-	-	30	60
	Other Businesses (i)	12	2	2	-	262	440
	Intra-divisional adjustment	(7)	(6)		(6)		(3)
		2 421	962	181	781	2 461	4 594
	Minerals Development	119	(98)	25	(123)	30	285
	Divisional Activities	(7)	(112)	2	(114)	4	(9)
		5 967	1 615	496	1 119	3 309	8 453	203	185
Steel
	Flat Products	2 107	393	102	291	818	1 554
	Coated Products	2 753	167	94	73	206	1 963
	Non core assets (j)	2 316	192	160	32	415	2 599
	Intra-divisional adjustment	(1 483)	(39)		(39)		(61)
	Divisional activities	198	(38)	2	(40)	10	42
		5 891	675	358	317	1 449	6 097	-	-
Petroleum (k)
	Bass Strait	1 018	545	93	452	169	n/a
	North West Shelf	392	295	80	215	45	n/a
	Liverpool Bay	5	(1)	13	(14)	187	n/a
	Hawaii(l)	1 121	82	35	47	38	n/a
	Other Businesses	704	264	295	(31)	75	n/a
	Marketing activities	31	(24)	1	(25)	2	n/a
	Intra-divisional adjustment	(81)	-		-		n/a
	Divisional activities	(17)	(62)	-	(62)	4	n/a	251	173
		3 173	1 099	517	582	520	4 188	251	173
Services		1 697	152	48	104	83	1 595	-	-
Net Unallocated Interest		-	96	-	96	-	(9 999)	-	-
Group and unallocated items		216	53	5	48	9	135	-	-
BHP Group		15 115	3 690	1 424	2 266	5 370	10 469	454	358

(a)	Sales revenues do not add to the BHP Group figure due to intersegment sales
(b)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.
(c)	Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.
(d)	Data not available for Petroleum businesses.
(e)	Includes capitalised exploration.
(f)	Principal manganese assets were sold in December 1998.
(g)	North America Copper mining and smelting operations ceased during the 12 month period ended 31 December 1999.
(h)	Production at EKATITM diamond mine commenced in October 1998.
(i)	Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations were suspended pending conditional sale in June 1999.
(j)	Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water and strip casting assets.
(k)	Petroleum sales revenue includes: Crude oil $1,337 million, Natural gas $368 million, LNG $222 million, LPG $140 million and Other $1,106 million.
(l)	Hawaii operation sold in May 1998.

#BHP
Production and Shipments

Years ended 30 June		2000	1999	1998	1997	1996
Minerals
Steelmaking and Energy Materials
Production
Iron Ore - Western Australia	('000 t)	50 222	54 857	57 408	52 412	50 259
Iron Ore - Brazil	('000 t)	6 579	5 000	6 041	4 182	4 400
Coal	('000 t)	53 114	53 654	54 273	51 131	47 429
HBI	('000 t)	421	60	-	-	-
Shipments
Iron Ore - Western Australia	('000 t)	58 178	51 450	53 683	52 750	49 213
Coal	('000 t)	52 287	53 721	55 138	50 937	49 898
HBI	('000 t)	404	48	-	-	-
Non Ferrous & Industrial Materials
Production
Copper in concentrate	('000 t)	722	916	839	969	597
Copper cathodes (SXEW)	('000 t)	112	74	66	71	178
Gold	('000 oz)	555 495	707 585	420 173	678 793	677 539
Silver in (lead) concentrate	('000 oz)	29 662	23 020	12 657	-	-
Lead in concentrate	(tonnes)	200 480	156 163	81 046	-	-
Zinc in concentrate	(tonnes)	61 754	45 551	21 887	-	-
Diamonds	('000 carats)	1 300	779	-	-	-
Shipments
Copper in concentrate	('000 t)	863	1 166	1 102	1 098	972
Copper cathodes (SXEW)	('000 t)	123	222	214	231	138
Gold	('000 oz)	616 831	991 304	631 172	783 566	704 377
Silver in concentrate	('000 oz)	31 321	24 257	9 712	-	-
Lead in concentrate	(tonnes)	216 102	162 103	64 848	-	-
Zinc in concentrate	(tonnes)	67 272	47 125	17 241	-	-
Steel
Production
Raw steel	('000 t)	7 296	8 228	8 938	8 422	8 631
Raw steel - Delta, Ohio USA	('000 t)	688	591	332	24	-
Marketable steel products	('000 t)	8 174	8 264	8 728	8 266	8 205
Marketable steel products - Delta, Ohio USA	('000 t)	676	575	327	21	-
Despatches
Steel despatches	('000 t)	7 915	8 472	8 491	8 358	8 211
Steel despatches - Delta, Ohio USA	('000 t)	674	567	322	20	-
Petroleum
Production
Crude oil & condensate	('000 bbl)	76 855	63 966	75 701	69 084	68 382
Natural gas	(bcf)	178	172	190	193	208
LNG	('000 t)	60	60	58	52	55
LPG	('000 t)	688	592	738	660	657
Ethane	('000 t)	82	71	105	94	98
Methanol	('000 t)	35	36	36	38	35
Figures include BHP share of production from joint ventures and entities in which BHP holds an investment or partnership interest, and 100% of production from controlled entities.